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                              December 1, 2020

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed November 17,
2020
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A

       General

   1. We note that you are offering up to $50 million in shares of your common stock. In Part I,
                                                        Item 4 you disclose
that you have sold $5,502,982.23 pursuant to a qualified offering statement. It appears
that the aggregate offering price of this offering plus the aggregate sales attributable to
all the securities sold within the past 12 months exceeds $50 million.
                                                        Please refer to Rule
251(a) of Regulation A and General Instruction I to Form 1-A
                                                        and reduce the amount
of securities offered herein to not exceed $50 million.
 Brandon Dutch Mendenhall
FirstName LastNameBrandon
RAD Diversified  REIT, Inc. Dutch Mendenhall
Comapany1,
December  NameRAD
             2020     Diversified REIT, Inc.
December
Page 2    1, 2020 Page 2
FirstName LastName
Risk Factors, page 17

2. Please add a risk factor that discusses the risks of COVID-19 on your business, financial condition and results of operations. Refer to CF Disclosure Guidance:
Topic No. 9 for
         additional guidance.
Determination of Offering Price, page 62

3. We note that you calculated the offering price to be $12.01 per share. Please provide tabular disclosure that demonstrates the components of your NAV calculation.
         Additionally, please tell us whether this is your first adjustment to the offering price. In this regard, we note that Section 3.1 of your subscription and real estate purchase agreements states that the securities were sold pursuant to a qualified offering circular and
         Section 9.1 states that the purchase price was $11.07 per share. We may have further comment.
Management's Discussion and Analysis, page 95

4. We note that as of June 30, 2020 you have generated $319,176 of revenue. Please disclose your results of operations for the year ended December 31, 2019 and the interim period ended June 30, 2020. See Item 10 of Form S-11 and Item 303 of Regulation S-K.
Certain Relationships and Related Transactions, page 142

5. We note that on February 2, 2020 you sold shares to three funds that are also managed by your manager in exchange for notes. Please disclose the information required by Item 23 of Form S-11. Refer to Item 404 of Regulation S-K. In this regard, please update Item 6 of Part I for the sales of your shares.
Exhibits
Subscription Agreement, page 191

6. We note that Section 12.3 of your subscription agreement contains an exclusive forum provision. Please revise your risk factor on page 60 to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
         Additionally, Section 12.1 of your subscription agreement indicates that the agreement is governed by the laws of California. However, Section 12.2 indicates that the subscription agreement is governed by the laws of Delaware. Please reconcile. Signatures, page 192

7. Please have your principal accounting officer sign the offering statement. Refer to Instruction 1 to the Instructions to Signatures of Part II to Form 1-A.
 Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
December 1, 2020
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) Alper at 202-551-3329 or Jonathan Burr at 202-551-
5833with any questions.



                                                             Sincerely,
FirstName LastNameBrandon Dutch Mendenhall
                                                             Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                             Office of Real
Estate & Construction
December 1, 2020 Page 3
cc:       Jack Jmaev
FirstName LastName